UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66276

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/18___ AND ENDING ___12/31/18___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Whitehall Capital Markets LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue 15th Floor
(No. and Street)

New York   NY   10017
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy Page   (212) 205-1399
                                                (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith + Brown, PC
(Name - if individual, state last, first, middle name)

200 Jefferson Park, Suite 400   Whippany   NJ   07981-1070
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

Whitehall Capital Markets LLC

Statement of Financial Condition and
Report of Independent Registered
Public Accounting Firm
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2018

Whitehall Capital Markets LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
       under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
       Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
       Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
       applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
       Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
       Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
       Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since
       the date of the previous audit (Supplemental Report on Internal Control).
[ ] Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption report.
[ ] Management Statement Regarding Compliance with the Exemption Provisions for SEC Rule 15c3-3

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





AFFIRMATION

I, Timothy Page, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Whitehall Capital Markets LLC at December 31, 2018, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Tim Page

Signature

Managing Director

Title

Subscribed and sworn to before me

STATE OF New York

COUNTY OF New York

SUBSCRIBED AND SWORN TO BEFORE ME THIS 25th DAY OF February, 2019,

BY Erin L. Rolnick

Erin L. Rolnick

NOTARY PUBLIC

ERIN L ROLNICK
Notary Public - State of New York
NO. 01RO6326932
Qualified in Westchester County
My Commission Expires Jun 29, 2019

Whitehall Capital Markets LLC

Index
December 31, 2018

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Notes to Financial Statement	3–4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Whitehall Capital Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Whitehall Capital Markets LLC (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2014.

Whippany, New Jersey

February 21, 2019

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   **T** (973) 898 9494   **F** (973) 898 0686   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Whitehall Capital Markets LLC

Statement of Financial Condition
December 31, 2018

Assets

Cash	$ 1,365,369
Prepaid administration costs	360,315
Other assets	14,891
Total assets	$ 1,740,575

Liabilities and Member's Equity

Liabilities - accounts payable and accrued expenses	$ 465,433
Member's equity	1,275,142
Total liabilities and member's equity	$ 1,740,575

The accompanying notes are an integral part of this financial statement.

Whitehall Capital Markets LLC

Notes to Statement of Financial Condition
December 31, 2018

1. **Organization and Business**

   Whitehall Capital Markets LLC (the "Company) is a limited liability company organized under the laws of the state of Delaware. The Company is a wholly-owned subsidiary of Whitehall & Company LLC (the "Member"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company's operations consist primarily of earning fee income by providing investment banking services associated with Mergers and Acquisitions, Advisory Assignments, Debt, and Equity Placements.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that could affect the reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

   Cash
   All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

   Accounts Receivable
   Receivables from clients are stated at the amount management expects to collect from outstanding balances. On a periodic basis, management evaluates its receivables and provides for probable uncollectible amounts through a charge to operations and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to allowance for doubtful accounts and a credit to receivables from clients.

   Income Taxes
   The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

   At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. **Concentrations of Credit Risk**

   During the year ended December 31, 2018, 87% of the Company's revenue was from three clients, representing 37%, 36% and 15% of revenue respectively.

The Company maintains its cash balances at one financial institution which at times may exceed federal limits.. The Company does not regard itself to be at any risk with respect to its cash balances.

4. **Transactions with related parties**

The Company maintains an administrative services agreement with its Member whereby the Member is to provide office and administrative services. This automatically renewable one year agreement provides for a monthly expense charge of $61,875. The Member also paid $1,670,000 of commission expense on behalf of the Company, for which the Company has reimbursed the Member for all of the commissions.

As of December 31, 2018, the Company had a receivable from the Member of $360,315 under the administrative services agreement.

5. **Regulatory Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of approximately $900,000 which exceeded the required net capital by approximately $869,000.

The Company does not handle cash or securities on behalf of customers. Accordingly, it is not affected by SEC Rule 15c3-3.